Exhibit 99.4

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS UNDER IFRS

AS OF AND FOR THE THREE MONTHS ENDED JUNE 30, 2015

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION

( in millions, except share and per share data, unless otherwise stated)

		As of March 31,	As of June 30,
	Notes	2015	2015	2015
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)
ASSETS
Goodwill	5	68,078	69,240	1,089
Intangible assets	5	7,931	7,933	126
Property, plant and equipment	4	54,206	55,738	877
Derivative assets	13	736	271	4
Available for sale investments	7	3,867	4,013	63
Non-current tax assets		11,409	11,551	182
Deferred tax assets		2,945	3,636	57
Other non-current assets	10	14,369	14,179	223

Total non-current assets		163,541	166,611	2,621

Inventories	8	4,849	4,736	74
Trade receivables		91,531	91,740	1,443
Other current assets	10	73,359	69,487	1,093
Unbilled revenues		42,338	46,259	727
Available for sale investments	7	53,908	110,585	1,739
Current tax assets		6,490	6,949	109
Derivative assets	13	5,077	3,250	51
Cash and cash equivalents	9	158,940	132,937	2,091

Total current assets		436,492	465,943	7,327

TOTAL ASSETS		600,033	632,554	9,948

EQUITY
Share capital		4,937	4,938	78
Share premium		14,031	14,120	222
Retained earnings		372,248	394,177	6,199
Share based payment reserve		1,312	1,688	27
Other components of equity		15,454	14,485	228

Equity attributable to the equity holders of the Company		407,982	429,408	6,754
Non-controlling interest		1,646	1,827	29

Total equity		409,628	431,235	6,783

LIABILITIES
Long - term loans and borrowings	11	12,707	12,702	200
Deferred tax liabilities		3,240	3,186	50
Derivative liabilities	13	71	41	1
Non-current tax liabilities		6,695	6,269	99
Other non-current liabilities	12	3,658	5,441	86
Provisions	12	5	12	—

Total non-current liabilities		26,376	27,651	436

Loans and borrowings and bank overdrafts	11	66,206	69,082	1,085
Trade payables and accrued expenses		58,745	63,962	1,006
Unearned revenues		16,549	16,829	265
Current tax liabilities		8,036	8,932	140
Derivative liabilities	13	753	1,261	20
Other current liabilities	12	12,223	12,238	192
Provisions	12	1,517	1,364	21

Total current liabilities		164,029	173,668	2,729

TOTAL LIABILITIES		190,405	201,319	3,165

TOTAL EQUITY AND LIABILITIES		600,033	632,554	9,948

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP	Azim H Premji	N Vaghul
Chartered Accountants	Chairman	Director
Firm’s Registration No: 101248W/W- 100022	& Managing Director

Vijay Mathur	Jatin Pravinchandra Dalal	T K Kurien	M Sanaulla Khan
Partner	Chief Financial Officer	Executive Director	Company Secretary
Membership No. 046476		& Chief Executive Officer

Mumbai	Bangalore
July 23, 2015	July 23, 2015

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENT OF INCOME

( in millions, except share and per share data, unless otherwise stated)

		Three Months ended June 30,
	Notes	2014	2015	2015
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)
Gross revenues	17	111,358	122,376	1,923
Cost of revenues	18	(74,941)	(84,787)	(1,333)
Gross profit		36,417	37,589	590
Selling and marketing expenses	18	(7,557)	(8,044)	(126)
General and administrative expenses	18	(6,187)	(6,853)	(108)
Foreign exchange gains/(losses), net		1,098	1,330	21
Results from operating activities		23,771	24,022	377
Finance expenses	19	(888)	(1,286)	(20)
Finance and other income	20	4,239	5,242	82
Profit before tax		27,122	27,978	439
Income tax expense	16	(5,942)	(5,945)	(93)

Profit for the period		21,180	22,033	346

Attributable to:
Equity holders of the Company		21,032	21,877	344
Non-controlling interest		148	156	2

Profit for the period		21,180	22,033	346

Earnings per equity share:	21
Attributable to equity share holders of the Company
Basic		8.57	8.91	0.14
Diluted		8.54	8.89	0.14
Weighted average number of equity shares used in computing earnings per equity share
Basic		2,455,543,231	2,455,804,709	2,455,804,709
Diluted		2,462,939,809	2,460,584,039	2,460,584,039

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP	Azim H Premji	N Vaghul
Chartered Accountants	Chairman	Director
Firm’s Registration No: 101248W/W- 100022	& Managing Director

Vijay Mathur	Jatin Pravinchandra Dalal	T K Kurien	M Sanaulla Khan
Partner	Chief Financial Officer	Executive Director	Company Secretary
Membership No. 046476		& Chief Executive Officer

Mumbai	Bangalore
July 23, 2015	July 23, 2015

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENT OF COMPREHENSIVE INCOME

( in millions, except share and per share data, unless otherwise stated)

		Three Months ended June 30,
	Notes	2014	2015	2015
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iv)
Profit for the period		21,180	22,033	346
Items that will not be reclassified to profit or loss
Defined benefit plan actuarial gains/(losses)		(50)	(660)	(10)

		(50)	(660)	(10)

Items that may be reclassified subsequently to profit or Loss
Foreign currency translation differences	15	832	1,603	25
Net change in fair value of cash flow hedges	13,16	(249)	(1,999)	(30)
Net change in fair value of available for sale investments	7,16	259	112	2

		842	(284)	(3)

Total other comprehensive income, net of taxes		792	(944)	(13)

Total comprehensive income for the period		21,972	21,089	333

Attributable to:
Equity holders of the Company		21,825	20,908	330
Non-controlling interest		147	181	3

		21,972	21,089	333

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP	Azim H Premji	N Vaghul
Chartered Accountants	Chairman	Director
Firm’s Registration No: 101248W/W- 100022	& Managing Director

Vijay Mathur	Jatin Pravinchandra Dalal	T K Kurien	M Sanaulla Khan
Partner	Chief Financial Officer	Executive Director	Company Secretary
Membership No. 046476		& Chief Executive Officer

Mumbai	Bangalore
July 23, 2015	July 23, 2015

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

( in millions, except share and per share data, unless otherwise stated)

						Other components of equity				Equity
Particulars	No. of Shares*	Share capital	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Shares held by controlled trust	attributable to the equity holders of the Company	Non- controlling interest	Total equity
As at April 1, 2014	2,466,317,273	4,932	12,664	314,952	1,021	10,060	499	(87)	(542)	343,499	1,387	344,886
Total comprehensive income for the period
Profit for the period	—	—	—	21,032	—	—	—	—	—	21,032	148	21,180
Other comprehensive income	—	—	—	—	—	832	(249)	209	—	792	(1)	791

Total comprehensive income far the period	—	—	—	21,032	—	832	(249)	209	—	21,824	147	21,971

Transaction with owners of the company, recognized directly in equity
Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	918,275	2	229		(229)	—	—	—	—	2	—	2
Dividends	—	—	—	—	—	—	—	—	—	—	(314)	(314)
Compensation cost related to employee share based payment transactions	—	—	—	(31)	353	—	—	—	—	322	—	322

	918,275	2	229	(31)	124	—	—	—	—	324	(314)	10

As at June 30, 2014	2,467,235,548	4,934	12,893	335,953	1,145	10,892	250	122	(542)	365,647	1,220	366,867

Convenience translation into US $ in million (Unaudited) Refer note 2(iv)		82	215	5,594	19	181	4	2	(9)	6,088	20	6,108

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

( in millions, except share and per share data, unless otherwise stated)

						Other components of equity
Particulars	No. of Shares*	Share capital	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	Shares held by controlled trust	Equity attributable to the equity holders of the Company	Non- controlling interest	Total equity
As at April 1,2015	2,469,043,038	4,937	14,031	372,248	1,312	11,249	3,550	655	—	407,982	1,646	409,628
Total comprehensive income for the period
Profit for the period	—	—	—	21,877	—	—	—	—	—	21,877	156	22,033
Other comprehensive income	—	—	—	—	—	1,578	(1,999)	(548)	—	(969)	25	(944)

Total comprehensive income for the period	—	—	—	21,877	—	1,578	(1,999)	(548)	—	20,908	181	21,089

Transaction with owners of the company, recognized directly in equity
Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	257,763	1	89	—	(89)	—	—	—	—	1	—	1
Compensation cost related to employee share based payment transactions	—	—	—	52	465	—	—	—	—	517	—	517

	257,763	1	89	52	376	—	—	—	—	518	—	518

As at June 30, 2015	2,469,300,801	4,938	14,120	394,177	1,688	12,827	1,551	107	—	429,408	1,827	431,235

Convenience translation into US $ in million (Unaudited) Refer note 2(iv)		78	222	6,199	27	202	24	2	—	6,754	29	6,783

*	Includes 16,640,212 and 14,829,824 treasury shares as of June 30, 2014 and 2015, respectively.

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP	Azim H Premji	N Vaghul
Chartered Accountants	Chairman	Director
Firm’s Registration No: 101248W/W- 100022	& Managing Director

Vijay Mathur	Jatin Pravinchandra Dalal	T K Kurien	M Sanaulla Khan
Partner	Chief Financial Officer	Executive Director	Company Secretary
Membership No. 046476		& Chief Executive Officer

Mumbai	Bangalore
July 23, 2015	July 23, 2015

WIPRO LIMITED AND SUBSIDIARIES

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

( in millions, except share and per share data, unless otherwise stated)

	Quarter ended June 30,
	2014	2015	2015
			Translation into US$ in millions (Unaudited) Refer note 2(iv)
Cash flows from operating activities:
Profit for the period	21,180	22,033	346
Adjustments:
Loss/ (gain) on sale of property, plant and equipment and intangible assets, net	(2)	(1)	(0)
Depreciation and amortization	2,834	3,367	53
Exchange loss, net	2,099	703	11
Gain on sale of investments, net	(898)	(413)	(6)
Share based compensation expense	322	482	8
Income tax expense	5,942	5,945	93
Dividend and interest (income)/expenses, net	(3,140)	(4,513)	(71)
Changes in operating assets and liabilities; net of effects from acquisitions
Trade receivables	(789)	(209)	(3)
Unbilled revenue	(2,346)	(3,921)	(62)
Inventories	(85)	113	2
Other assets	(2,043)	(1,115)	(18)
Trade payables, accrued expenses and other liabilities and provision	3,824	5,092	80
Unearned revenue	181	280	5

Cash generated from operating activities before taxes	27,079	27,843	437

Income taxes paid, net	(5,415)	(5,848)	(92)

Net cash generated from operating activities	21,664	21,995	345

Cash flows from investing activities:
Purchase of property, plant and equipment	(3,271)	(3,401)	(53)
Proceeds from sale of property, plant and equipment	50	95	1
Purchase of available for sale investments	(158,301)	(225,500)	(3,546)
Proceeds from sale of available for sale investments	122,796	169,019	2,659
Investment in inter-corporate deposits	(13,000)	(6,900)	(109)
Refund of inter-corporate deposits	—	12,000	189
Payment for deferred consideration in respect of business acquisition	(243)	—	—
Interest received	3,214	3,648	57
Dividend received	109	26	0

Net cash used in investing activities	(48,646)	(51,013)	(801)

Cash flows from financing activities:
Proceeds from issuance of equity shares/shares pending allotment	2	1	0
Repayment of loans and borrowings	(32,960)	(28,973)	(456)
Proceeds from loans and borrowings	28,124	30,912	486
Interest paid on loans and borrowings	(254)	(409)	(6)
Payment of cash dividend (including dividend tax thereon)	(314)	—	—

Net cash generated from/(used in) financing activities	(5,402)	1,525	24

Net increase in cash and cash equivalents during the period	(32,384)	(27,493)	(432)
Effect of exchange rate changes on cash and cash equivalents	299	731	11
Cash and cash equivalents at the beginning of the period	114,201	158,713	2,496

Cash and cash equivalents at the end of the period (Note 9)	82,116	131,951	2,076

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP	Azim H Premji	N Vaghul
Chartered Accountants	Chairman	Director
Firm’s Registration No: 101248W/W- 100022	& Managing Director

Vijay Mathur	Jatin Pravinchandra Dalal	T K Kurien	M Sanaulla Khan
Partner	Chief Financial Officer	Executive Director	Company Secretary
Membership No. 046476		& Chief Executive Officer

Mumbai	Bangalore
July 23, 2015	July 23, 2015

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

( in millions, except share and per share data, unless otherwise stated)

1.	The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries (collectively, “the Company” or the “Group”) is a leading India based provider of IT Services, including Business Process Services (“BPS”), globally.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore – 560 035, Karnataka, India. Wipro has its primary listing with Bombay Stock Exchange and National Stock Exchange in India. The Company’s American Depository Shares representing equity shares are also listed on the New York Stock Exchange. These condensed consolidated interim financial statements were authorized for issue by the Company’s Board of Directors on July 23, 2015.

2.	Basis of preparation of financial statements

(i)	Statement of compliance

These condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2015. These condensed consolidated interim financial statements do not include all the information required for full annual financial statements prepared in accordance with IFRS.

(ii)	Basis of preparation

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standard (IAS) 34, “Interim Financial Reporting”.

The condensed consolidated interim financial statements correspond to the classification provisions contained in IAS 1(revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the statements of income and statements of financial position. These items are disaggregated separately in the Notes, where applicable. The accounting policies have been consistently applied to all periods presented in these condensed consolidated interim financial statements.

All amounts included in the condensed consolidated interim financial statements are reported in millions of Indian rupees (  in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures.

(iii)	Basis of measurement

The condensed consolidated interim financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items that have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Available-for-sale financial assets; and

c.	The defined benefit asset/ (liability) is recognised at the present value of defined benefit obligation less fair value of plan assets.

(iv)	Convenience translation (unaudited)

The accompanying condensed consolidated interim financial statements have been prepared and reported in Indian rupees, the national currency of India. Solely for the convenience of the readers, the condensed consolidated interim financial statements as of and for the quarter ended June 30, 2015, have been translated into United States dollars at the certified foreign exchange rate of $ 1 = 63.59, as published by Federal Reserve Board of Governors on June 30, 2015. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

(v)	Use of estimates and judgment

The preparation of the consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the condensed consolidated interim financial statements are included in the following notes:

a)	Revenue recognition: The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable.

b)	Goodwill: Goodwill is tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of the cash generating unit is less than its carrying value. The recoverable amount of cash generating units is higher of value-in-use and fair value less cost to sell. The calculation involves use of significant estimates and assumptions which includes turnover and earnings multiples, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)	Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

d)	Deferred taxes: Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of the deferred income tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

e)	Business combination: In accounting for business combinations, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets acquired, and liabilities and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

f)	Other estimates: The preparation of financial statements involves estimates and assumptions that affect the reported amount of assets, liabilities, disclosure of contingent liabilities at the date of financial statements and the reported amount of revenues and expenses for the reporting period. Specifically, the Company estimates the uncollectability of accounts receivable by analyzing historical payment patterns, customer concentrations, customer credit-worthiness and current economic trends. If the financial condition of a customer deteriorates, additional allowances may be required. Similarly, the Company provides for inventory obsolescence, excess inventory and inventories with carrying values in excess of net realizable value based on assessment of the future demand, market conditions and specific inventory management initiatives. If market conditions and actual demands are less favorable than the Company’s estimates, additional inventory provisions may be required. In all cases inventory is carried at the lower of historical cost and net realizable value. The stock compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest.

Non-marketable equity investments are initially recorded at cost and subsequently measured at fair value. Fair value of investments is determined using the market and income approaches. The market approach includes the use of financial metrics and ratios of comparable companies, such as revenue, earnings, comparable performance multiples, recent financial rounds and the level of marketability of the investments. The selection of comparable companies requires management judgment and is based on a number of factors, including comparable company sizes, growth rates, and development stages. The income approach includes the use of discounted cash flow model, which requires significant estimates regarding the investees’ revenue, costs, and discount rates based on the risk profile of comparable companies. Estimates of revenue and costs are developed using available historical and forecast data.

3.	Significant accounting policies

Please refer to the Company’s Annual Report for the year ended March 31, 2015 for a discussion of the Company’s other critical accounting policies.

New Accounting standards adopted by the Company:

The accounting policies adopted in the preparation of the condensed consolidated interim financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended March 31, 2015, except for the adoption of amendments and interpretations effective as of April 1, 2015. Although these amendments and amendments apply for the first time in the current financial year, they do not have a material impact on the condensed consolidated interim financial statements.

New accounting standards not yet adopted:

A number of new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2015, and have not been applied in preparing these condensed consolidated interim financial statements. New standards, amendments to standards and interpretations that could have a potential impact on the consolidated financial statements of the Company are:

IFRS 9 – Financial instruments

In July 2014, the IASB completed its project to replace IAS 39, Financial Instruments: Recognition and Measurement by publishing the final version of IFRS 9: Financial Instruments. IFRS 9 introduces a single approach for the classification and measurement of financial assets according to their cash flow characteristics and the business model they are managed in, and provides a new impairment model based on expected credit losses. IFRS 9 also includes new guidance regarding the application of hedge accounting to better reflect an entity’s risk management activities especially with regard to managing non-financial risks. The new standard is effective for annual reporting periods beginning on or after January 1, 2018, while early application is permitted. The application of IFRS 9 may have a material impact on the classification, measurement and presentation of the Company’s financial assets and liabilities. The Company is currently assessing the impact of adopting IFRS 9 on the Company’s consolidated financial statements.

IFRS 15 – Revenue from Contracts with Customers

IFRS 15 supersedes all existing revenue requirements in IFRS (IAS 11 Construction Contracts, IAS 18 Revenue and related interpretations). According to the new standard, revenue is recognized to depict the transfer of promised goods or services to a customer in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. IFRS 15 establishes a five step model that will apply to revenue earned from a contract with a customer (with limited exceptions), regardless of the type of revenue transaction or the industry. Extensive disclosures will be required, including disaggregation of total revenue; information about performance obligation; changes in contract asset and liability account balances between periods and key judgments and estimates. The standard permits the use of either the retrospective or cumulative effect transition method. The standard is effective for annual periods beginning on or after January 1, 2017; early application is permitted. In May 2015, the IASB, through an exposure draft, proposed changing the effective date to periods beginning on or after January 1, 2018 instead of January 1, 2017. The Company is currently assessing the impact of adopting IFRS 15 on the Company’s consolidated financial statements.

4. Property, plant and equipment

	Land	Buildings	Plant and machinery*	Furniture fixtures and equipment	Vehicles	Total
Gross carrying value:
As at April 1, 2014	3,687	24,062	72,310	12,347	966	113,372
Translation adjustment	1	13	138	26	2	180
Additions	—	89	2,824	199	2	3,114
Disposal / adjustments	—	(36)	(748)	(129)	(36)	(949)

As at June 30, 2014	3,688	24,128	74,524	12,443	934	115,717

Accumulated depreciation/impairment:
As at April 1, 2014	—	3,815	52,315	9,535	944	66,609
Translation adjustment	—	5	87	16	—	108
Depreciation	—	177	2,115	351	2	2,645
Disposal / adjustments	—	(36)	(740)	(54)	(35)	(865)

As at June 30, 2014	—	3,961	53,777	9,848	911	68,497

Net carrying value as at June 30, 2014	3,688	20,167	20,747	2,595	23	47,220

Capital work-in-progress						4,818

Net carrying value including Capital work-in-progress as at June 30, 2014						52,038

Gross carrying value:
As at April 1, 2014	3,687	24,062	72,310	12,347	966	113,372
Translation adjustment	(2)	50	122	(120)	(22)	28
Additions	—	446	11,978	873	36	13,333
Additions through business combination	—	89	871	120	1	1,081
Disposal / adjustments	—	(132)	(5,687)	(522)	(151)	(6,492)

As at March 31, 2015	3,685	24,515	79,594	12,698	830	121,322

Accumulated depreciation/impairment:
As at April 1, 2014	—	3,815	52,315	9,535	944	66,609
Translation adjustment	—	36	243	(71)	2	210
Depreciation	—	755	9,220	1,430	12	11,417
Disposal / adjustments	—	(93)	(5,149)	(258)	(149)	(5,649)

As at March 31, 2015	—	4,513	56,629	10,636	809	72,587

Net carrying value as at March 31, 2015	3,685	20,002	22,965	2,062	21	48,735

Capital work-in-progress						5,471

Net carrying value including Capital work-in-progress as at March 31, 2015						54,206

Gross carrying value:
As at April 1, 2015	3,685	24,515	79,594	12,698	830	121,322
Translation adjustment	5	72	647	63	4	791
Additions	—	124	2,415	189	2	2,730
Disposal / adjustments	—	—	(450)	(311)	(16)	(777)

As at June 30, 2015	3,690	24,711	82,206	12,639	820	124,066

	Land	Buildings	Plant and machinery*	Furniture fixtures and equipment	Vehicles	Total
Accumulated depreciation/impairment:
As at April 1, 2015	—	4,513	56,629	10,636	809	72,587
Translation adjustment	—	23	370	42	—	435
Depreciation	—	193	2,558	294	8	3,053
Disposal / adjustments	—	(39)	(455)	(217)	3	(708)

As at June 30, 2015	—	4,690	59,102	10,755	820	75,367

Net carrying value as at June 30, 2015	3,690	20,021	23,104	1,884	—	48,699

Capital work-in-progress						7,039

Net carrying value including Capital work-in-progress as at June 30, 2015						55,738

*	Including computer equipment and software

5. Goodwill and intangible assets

The movement in goodwill balance is given below:

	Year ended March 31, 2015	Three months ended June 30, 2015
Balance at the beginning of the period	63,422	68,078
Translation adjustment	1,098	1,162
Acquisition through business combination, net	3,558	—

Balance at the end of the period	68,078	69,240

	Intangible assets
	Customer related	Marketing related	Total
Gross carrying value:
As at April 1, 2014	3,404	1,100	4,504
Translation adjustment	6	—	6

As at June 30, 2014	3,410	1100	4,510

Accumulated amortization and impairment:
As at April 1, 2014	1,892	676	2,568
Translation adjustment	—	(1)	(1)
Amortization	116	26	142

As at June 30, 2014	2,008	701	2,709

Net carrying value as at June 30, 2014	1,402	399	1,801
Gross carrying value:
As at April 1, 2014	3,404	1,100	4,504
Translation adjustment	(1,015)	(95)	(1,110)
Disposal/ adjustment	—	(100)	(100)
Acquisition through business combination	8,228	—	8,228

As at March 31, 2015	10,617	905	11,522

	Intangible assets
	Customer related	Marketing related	Total
Accumulated amortization and impairment:
As at April 1, 2014	1,892	676	2,568
Translation adjustment	—	(104)	(104)
Disposal/ adjustment	—	(82)	(82)
Amortization and impairment	1,044	165	1,209

As at March 31, 2015	2,936	655	3,591

Net carrying value as at March 31, 2015	7,681	250	7,931
Gross carrying value:
As at April 1, 2015	10,617	905	11,522
Translation adjustment	345	33	378

As at June 30, 2015	10,962	938	11,900

Accumulated amortization and impairment:
As at April 1, 2015	2,936	655	3,591
Translation adjustment	—	31	31
Amortization	277	18	295

As at June 30, 2015	3,213	704	3,917

Net carrying value as at June 30, 2015	7,749	234	7,983

Amortization expense on intangible assets is included in selling and marketing expenses in the condensed consolidated interim statement of income.

6. Business combination

ATCO I-Tek Inc.

On August 15, 2014, the Company obtained control of ATCO I-Tek Inc., a Canadian entity, by acquiring 100% of its share capital and certain assets of IT services business of ATCO I-Tek Australia (hereafter the acquisitions are collectively referred to as ‘acquisition of ATCO I-Tek’) for an all-cash consideration of 11,420 (Canadian Dollars 204 million). ATCO I-Tek provides IT services to ATCO Group. The acquisition will strengthen Wipro’s IT services delivery model in North America and Australia.

As part of conclusion of certain closing conditions, 349 had been reduced from the purchase price. Consequently, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition.

The following table presents the allocation of purchase price:

Description	Pre-acquisition carrying amount	Fair value adjustments	Purchase price allocated
Assets
Cash	71	—	71
Property, plant & equipment (including capital work-in-progress and software)	1,689	(278)	1,411
Trade receivables	210	—	210
Other assets	296	—	296
Customer related intangibles	—	8,228	8,228
Liabilities
Trade payables and accrued liabilities	(798)	—	(798)
Deferred income taxes, net	(138)	(2,017)	(2,155)

Total	1,330	5,933	7,263

Goodwill			3,808

Total purchase price			11,071

The goodwill of 3,808 comprises value of expected synergies arising from the acquisition. Goodwill is not expected to be deductible for income tax purposes.

7. Available for sale investments

Available for sale investments consists of the following:

	As at March 31, 2015					As at June 30, 2015
	Cost*	Gross gain recognized directly in equity	Gross loss recognized directly in equity		Fair Value	Cost*	Gross gain recognized directly in equity	Gross loss recognized directly in equity	Fair Value
Investment in liquid and short-term mutual funds and others	56,437	1,340		(2)	57,775	113,254	1,344	—	114,598

Total	56,437	1,340		(2)	57,775	113,254	1,344	—	114,598

Current					53,908				110,585
Non-current					3,867				4,013

*	Available for sale investments includes investments amounting to 103 (March 31, 2015: Nil) pledged as margin money deposits for entering into currency future contracts.

8. Inventories

Inventories consist of the following:

	As at
	March 31, 2015	June 30, 2015
Stores and spare parts	932	917
Raw materials and components	3	2
Work in progress	2	—
Finished goods and traded goods	3,912	3,817

	4,849	4,736

9. Cash and cash equivalents

Cash and cash equivalents as of March 31, 2015 and June 30, 2015 consists of cash and balances on deposit with banks. Cash and cash equivalents consists of the following:

	As at
	March 31, 2015	June 30, 2015
Cash and bank balances	47,198	18,271
Demand deposits with banks (1)	111,742	114,666

	158,940	132,937

(1)	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consists of the following for the purpose of the cash flow statement:

	As at
	June 30, 2014	June 30, 2015
Cash and cash equivalents	82,116	132,937
Bank overdrafts	—	(986)

	82,116	131,951

10. Other assets

	As at
	March 31, 2015	June 30, 2015
Current
Inter corporate and term deposits (1) (2)	38,500	33,400
Prepaid expenses	10,562	12,178
Due from officers and employees	3,488	3,491
Finance lease receivables	3,461	2,795
Advance to suppliers	2,430	2,294
Deferred contract costs	3,610	3,937
Interest receivable	5,290	6,304
Deposits	763	773
Balance with excise, customs and other authorities	1,786	1,409
Others (3) (4)	3,469	2,906

	73,359	69,487

Non-current
Prepaid expenses including rentals for leasehold land	6,630	7,033
Finance lease receivables	2,899	2,579
Deferred contract costs	4,445	4,206
Deposits	65	22
Others	330	339

	14,369	14,179

Total	87,728	83,666

(1)	Such deposits earn a fixed rate of interest and will be liquidated within 12 months
(2)	Term deposits include deposits amounting to 300 (March 31, 2015: 300) lien marked as margin money deposits for entering into currency future contracts.
(3)	Others include 30 (March 31, 2015: 77) due from Wipro Enterprises Private Limited (formerly Wipro Enterprises Limited) and its subsidiaries.
(4)	Others include 426 (March 31, 2015: 400) representing assets held for sale.

11. Loans and borrowings

A summary of loans and borrowings is as follows:

	As at
	March 31 , 2015	June 30, 2015
Short-term borrowings from banks	64,335	67,258
External commercial borrowings	9,375	9,548
Obligations under finance leases	4,878	4,794
Term loans	325	184

Total loans and borrowings	78,913	81,784

12. Other liabilities and provisions

	As at
Other liabilities:	March 31, 2015	June 30, 2015
Current:
Statutory and other liabilities	3,530	3,251
Employee benefit obligations	4,802	5,454
Advance from customers	2,200	2,193
Others (1)	1,691	1,340

	12,223	12,238

	As at
Other liabilities:	March 31, 2015	June 30, 2015
Non-current:
Employee benefit obligations	3,062	4,759
Others	596	682

	3,658	5,441

Total	15,881	17,679

(1)	Others include 206 (March 31, 2015: 340) due to Wipro Enterprises Private Limited (formerly Wipro Enterprises Limited) and its subsidiaries.

	As at
	March 31, 2015	June 30, 2015
Provisions:
Current:
Provision for warranty	306	320
Others	1,211	1,044

	1,517	1,364

Non-current:
Provision for warranty	5	12

Total	1,522	1,376

Provision for warranty represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 to 2 years. Other provisions primarily include provisions for tax related contingencies and litigations. The timing of cash outflows in respect of such provision cannot be reasonably determined.

13. Financial instruments

Derivative assets and liabilities:

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparties as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

	As at
	March 31, 2015		June 30, 2015
Designated derivative instruments
Sell		$836		$804
		£198		£228
		€220		€258
	AUD	83	AUD	86
Interest rate swaps		$150		$150
Net investment hedges in foreign operations
Others		$145		$135

	As at
	March 31, 2015		June 30, 2015
Non designated derivative instruments
Sell		$1,304		$910
		£67		£97
		€60		€65
	AUD	53	AUD	43
		¥490		¥490
	SGD	13	SGD	13
	ZAR	69	ZAR	129
	CAD	30	CAD	25
	CHF	10	CHF	10
Buy		$790		$920

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	As at June 30,
	2014	2015
Balance as at the beginning of the period	567	4,268

Deferred cancellation gain/(loss)	—	47
Changes in fair value of effective portion of derivatives	(252)	(2,439)

Gain/(loss) on cash flow hedging derivatives, net	(252)	(2,392)

Balance as at the end of the period	315	1,876

Deferred tax asset/(liability) thereon	(65)	(325)

Balance as at the end of the period, net of deferred tax	250	1,551

As at March 31, 2015, June 30, 2014 and 2015, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.

14. Fair value hierarchy

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled revenues, finance lease receivables, employee and other advances and eligible current and non-current assets, long and short-term loans and borrowings, finance lease payables, bank overdrafts, trade payable, eligible current liabilities and non-current liabilities. The fair value of financial assets and liabilities approximate their carrying amount largely due to the short-term nature of such assets and liabilities.

Investments in liquid and short-term mutual funds, which are classified as available-for-sale are measured using quoted market prices at the reporting date multiplied by the quantity held.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value of hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at March 31, 2015				As at June 30, 2015
Particulars	Fair value measurements at reporting date using				Fair value measurements at reporting date using
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets
Derivative instruments
- Cash flow hedges	4,237	—	4,237	—	2,178	—	2,178	—
- Net investment hedges	140	—	140	—	144	—	144	—
- Others	1,436	—	912	524	1,199	—	675	524
Available for sale financial assets:
- Investment in liquid and short-term mutual funds	10,202	10,202	—	—	47,166	47,166	—	—
- Other investments	43,706	2,046	41,660	—	63,419	2,211	61,208	—
- Investment in equity instruments	3,867	—	—	3,867	4,013	—	—	4,013
Liabilities
Derivative instruments
- Cash flow hedges	80	—	80	—	354	—	354	—
- Net investment hedges	264	—	264	—	275	—	275	—
- Others	480	—	480	—	673	—	673	—

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters into derivative financial instruments with various counter-parties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As on June 30, 2015, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Available for sale investments (Investment in commercial papers): Fair value of available-for-sale financial assets is derived based on the indicative quotes of price and yields prevailing in the market as on June 30, 2015.

Details of assets and liabilities considered under Level 3 classification:

	Available for sale investments – Equity instruments	Derivative Assets – Others
Opening Balance as on April 1, 2014	2,676	110

Additions	546	433
Disposals/ payouts	(916)	—
Gain/(loss) recognized in statement of income	608	(19)
Gain recognized in other comprehensive income	953	—

Closing balance as on March 31, 2015	3,867	524

	Available for sale investments – Equity instruments	Derivative Assets – Others
Opening Balance as on April 1, 2015	3,867	524
Additions/(Deletions)	146	—

Closing balance as on June 30, 2015	4,013	524

Description of significant unobservable inputs to valuation:

Item	Valuation technique	Significant unobservable inputs	Input	Sensitivity of the input to fair value
Available for sale investments in unquoted equity shares	Discounted cash flow model	Long term growth rate	2%	0.5% increase (decrease) in growth rate would result in increase (decrease) in fair value of AFS investments by 44, (40) respectively

		Discount rate	14%	0.5% increase (decrease) in discount rate would result in increase (decrease) in fair value of AFS investments by 85 (91) respectively

	Market multiple approach	Revenue multiple	4.1X	0.5% increase (decrease) in revenue multiple would result in increase (decrease) in fair value of AFS investments by 148 (152) respectively

Derivative assets	Option pricing model	Volatility of comparable companies	45%	2.5% increase (decrease) in volatility would result in increase (decrease) in fair value of the derivative asset by 32, (33) respectively

Time to liquidation event			4.5 years	1 year increase (decrease) in time to liquidation event would result in increase (decrease) in fair value of the derivative asset by 63, (85), respectively

15. Foreign currency translation reserve

The movement in foreign currency translation reserve attributable to equity holders of the Company is summarized below:

	As at
	June 30, 2014	June 30, 2015
Balance at the beginning of the period	10,060	11,249

Translation difference related to foreign operations, net	606	1,757
Change in effective portion of hedges of net investment in foreign operations	226	(179)

Total change during the period	832	1,578

Balance at the end of the period	10,892	12,827

16. Income taxes

Income tax expense / (credit) has been allocated as follows:

	Three months ended
	June 30, 2014	June 30, 2015
Income tax expense as per the statement of income	5,942	5,945
Income tax included in other comprehensive income on:
Unrealized gain on available for sale investments	41	(106)
Gain / (loss) on cash flow hedging derivatives	(3)	(393)
Defined benefit plan actuarial gains / (losses)	(15)	(187)

Total income taxes	5,965	5,259

Income tax expense consists of the following:

	Three months ended
	June 30, 2014	June 30, 2015
Current taxes
Domestic	5,090	4,833
Foreign	934	1,170

	6,024	6,003

Deferred taxes
Domestic	(182)	(98)
Foreign	100	40

	(82)	(58)

Total income tax expense	5,942	5,945

Income tax expense is net of reversal of provisions recorded in earlier periods, which are no longer required, amounting to 578 and 355 for the three months ended June 30, 2014 and 2015 respectively.

17. Revenues

	Three months ended
	June 30, 2014	June 30, 2015
Rendering of services	103,846	113,866
Sale of products	7,512	8,510

Total revenues	111,358	122,376

18. Expenses by nature

	Three months ended
	June 30, 2014	June 30, 2015
Employee compensation	53,889	59,007
Raw materials, finished goods and stores and spares consumed	6,578	7,441
Sub-contracting/technical fees/third party application	11,679	14,541
Travel	5,038	5,657
Depreciation and amortization	2,834	3,367
Repairs	2,276	2,684
Advertisement	330	433
Communication	1,279	1,278
Rent	965	1,265
Power and fuel	786	745
Legal and professional fees	784	980
Rates, taxes and insurance	460	660
Provision for doubtful debt	292	219
Miscellaneous expenses	1,495	1,407

Total cost of revenues, selling and marketing and general and administrative expenses	88,685	99,684

19. Finance expense

	Three months ended
	June 30, 2014	June 30, 2015
Interest expense	202	316
Exchange fluctuation on foreign currency borrowings, net	686	970

Total	888	1,286

20. Finance and other income

	Three months ended
	June 30, 2014	June 30, 2015
Interest income	3,232	4,803
Dividend income	109	26
Gain on sale of investments	898	413

Total	4,239	5,242

21. Earnings per equity share

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended
	June 30, 2014	June 30, 2015
Profit attributable to equity holders of the Company	21,032	21,877
Weighted average number of equity shares outstanding	2,455,543,231	2,455,804,709
Basic earnings per share	8.57	8.91

Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the period). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Three months ended
	June 30, 2014	June 30, 2015
Profit attributable to equity holders of the Company	21,032	21,877
Weighted average number of equity shares outstanding	2,455,543,231	2,455,804,709
Effect of dilutive equivalent share options	7,396,578	4,779,330

Weighted average number of equity shares for diluted earnings per share	2,462,939,809	2,460,584,039

Diluted earnings per share	8.54	8.89

22. Employee benefits

a)	Employee costs include:

	Three months ended
	June 30, 2014	June 30, 2015
Salaries and bonus	52,466	57,342
Employee benefit plans
Gratuity	162	186
Contribution to provident and other funds	939	997
Share based compensation	322	482

	53,889	59,007

b)	The employee benefit cost is recognized in the following line items in the statement of income:

	Three months ended
	June 30, 2014	June 30, 2015
Cost of revenues	45,358	49,947
Selling and marketing expenses	5,432	5,748
General and administrative expenses	3,099	3,312

	53,889	59,007

The Company has granted 2,485,000 and 2,747,400 options under RSU option plan and 1,688,500 and 1,487,700 options under ADS option plan during the three months ended June 30, 2014 and 2015.

23. Commitments and contingencies

Capital commitments: As at March 31, 2015 and June 30, 2015, the Company had committed to spend approximately 1,262 and 1,681 respectively, under agreements to purchase property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2015 and June 30, 2015, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately 21,235 and 22,685, respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims (including tax assessment orders/ penalty notices) which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. The significant of such matters are discussed below.

In March 2004, the Company received a tax demand for year ended March 31, 2001 arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 (Act) in respect of profit earned by the Company’s undertaking in Software Technology Park at Bangalore. The same issue was repeated in the successive assessments for the years ended March 31, 2002 to March 31, 2010 and the aggregate demand is 46,515 (including interest of 13,673). The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2007. Further appeals have been filed by the Income tax authorities before the Hon’ble High Court. The Hon’ble High Court has heard and disposed-off the appeals up to years ended March 31, 2004. Order of the Hon’ble High Court is not yet received.

On similar issues for years prior to years ended March 2001, the Hon’ble High Court in Karnataka has upheld the claim of the Company under section 10A of the Act. For the years ended March 31, 2008 and March 31, 2009, the appeals are pending before Income Tax Appellate Tribunal (Tribunal). For year ended March 31, 2010, the Dispute Resolution Panel (DRP) allowed the claim of the Company under section 10A of the Act. The Income tax authorities have filed an appeal before the Tribunal.

For year ended March 2011, the Company received the draft assessment order in March 2015, on similar grounds as that of earlier years, with a demand of 7,852 (including interest of 2,547) for the year ended March 31, 2011.

Considering the facts and nature of disallowance and the order of the appellate authority/ Hon’ble Karnataka High Court upholding the claims of the Company for earlier years, the Company believes that the final outcome of the above disputes should be in favor of the Company and there should not be any material adverse impact on the financial statements.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounts to 2,560 and 2,642 as of March 31, 2015 and June 30, 2015.

24. Segment information

The Company is organized by the following operating segments; IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals as follows: Banking, Financial Services and Insurance (BFSI), Healthcare and Life Sciences (HLS), Retail, Consumer, Transport and Government (RCTG), Energy, Natural Resources and Utilities (ENU), Manufacturing and High-Tech (MFG), Global Media and Telecom (GMT). It also includes Others which comprises dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income. Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

The Chairman and Managing Director of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the three months ended June 30, 2014 is as follows:

	IT Services								IT Products	Reconciling Items	Entity total
	BFSI	HLS	RCTG	ENU	MFG	GMT	Others	Total
Revenue	28,065	11,290	14,727	16,822	19,110	15,069	—	105,083	7,660	(287)	112,456

Segment Result	6,624	2,131	3,188	4,553	4,368	3,762	—	24,626	165	(397)	24,394
Unallocated								(623)	—	—	(623)

Segment Result Total								24,003	165	(397)	23,771

Finance expense											(888)
Finance and other income											4,239

Profit before tax											27,122

Income tax expense											(5,942)

Profit for the period											21,180

Depreciation and amortization											2,834

Information on reportable segment for the three months ended June 30, 2015 is as follows:

	IT Services								IT Products	Reconciling Items	Entity total
	BFSI	HLS	RCTG	ENU	MFG	GMT	Others	Total
Revenue	31,020	12,988	17,380	17,577	21,524	15,284	—	115,773	8,174	(241)	123,706

Segment Result	7,013	2,759	3,140	3,812	4,327	2,698	—	23,749	139	(396)	23,492
Unallocated								530	—	—	530

Segment Result Total								24,279	139	(396)	24,022

Finance expense											(1,286)
Finance and other income											5,242

Profit before tax											27,978

Income tax expense											(5,945)

Profit for the period											22,033

Depreciation and amortization											3,367

The Company has four geographic segments: India, Americas, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Three months ended
	June 30, 2014	June 30, 2015
India	11,072	13,354
Americas	52,876	61,061
Europe	31,367	30,006
Rest of the world	17,141	19,285

	112,456	123,706

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

No client individually accounted for more than 10% of the revenues during the three months ended June 30, 2014 and 2015.

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions, dividend income/ gains/ losses relating to strategic investments and other corporate activities.

b)	Segment result represents operating profits of the segments and dividend income and gains or losses (net) relating to strategic investments, which are presented within “Finance and other income” in the statement of Income.

c)	Revenues include excise duty of 1 and Nil for the period ended June 30, 2014 and 2015, respectively. For the purpose of segment reporting, the segment revenues are net of excise duty. Excise duty is reported in reconciling items.

d)	Revenue from sale of traded cloud based licenses is reported as part of IT Services revenues.

e)	For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues (which is reported as a part of operating profit in the statement of income).

f)	For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual operating segments is reported in reconciling items.

g)	For evaluating the performance of the individual operating segments, amortization of customer and marketing related intangibles acquired through business combinations are reported in reconciling items.

h)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. Corporate treasury provides internal financing to the business units offering multi-year payments terms. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.

25. List of subsidiaries as of June 30, 2015 are provided in the table below.

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC			USA
	Wipro Gallagher Solutions Inc	Opus Capital Markets Consultants LLC	USA
	Infocrossing Inc.		USA
	Wipro Promax Analytics Solutions LLC		USA
	Wipro Insurance Solutions LLC Macaw Merger Inc. Wipro IT Services Inc.		USA USA USA

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Overseas IT Services Pvt Ltd			India

Wipro Japan KK			Japan

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro Holdings (Mauritius) Limited			Mauritius
	Wipro Holdings UK Limited		U.K.
		Wipro Information Technology Austria GmbH(A)	Austria
		Wipro Digital ApS 3D Networks (UK) Limited Wipro Europe Limited (A)	Denmark U.K. U.K.
		Wipro Promax Analytics Solutions (Europe) Limited	UK

Wipro Cyprus Private Limited			Cyprus
	Wipro Doha LLC#		Doha
	Wipro Technologies S.A DE C. V		Mexico
	Wipro BPO Philippines LTD. Inc		Philippines
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary
	Wipro Technologies Argentina SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt
	Wipro Arabia Limited*		Saudi Arabia
	Wipro Poland Sp Z.o.o		Poland
	Wipro IT Services Poland Sp. z o. o		Poland
	Wipro Technologies Australia Pty Ltd (formerly Wipro Promax Analytics Solutions Pty Ltd)		Australia
	Wipro Corporate Technologies Ghana Limited		Ghana
	Wipro Technologies South Africa (Proprietary) Limited		South Africa
		Wipro Technologies Nigeria Limited	Nigeria

	Wipro Information Technology Netherlands BV.		Netherland
		Wipro Portugal S.A.(A)	Portugal
		Wipro Technologies Limited, Russia	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Technologies Canada Limited(A)	Canada

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima Wipro Outsourcing Services (Ireland) Limited Wipro IT Services Ukraine LLC Wipro Technologies Norway AS Wipro Technologies VZ, C.A.	Costa Rica Ireland Ukraine Norway Venezuela
		Wipro Technologies Peru S.A.C	Peru

	Wipro Technologies SRL		Romania
	PT WT Indonesia		Indonesia

	Wipro Australia Pty Limited		Australia
		Wipro Promax Holdings Pty Ltd(A)	Australia

	Wipro (Thailand) Co Limited		Thailand

	Wipro Bahrain Limited WLL		Bahrain

	Wipro Gulf LLC Wipro Technologies Spain S.L.		Sultanate of Oman Spain

Wipro Networks Pte Limited			Singapore

	Wipro Technologies SDN BHD		Malaysia

Wipro Chengdu Limited			China

Wipro Airport IT Services Limited*			India

*	All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Limited and 74% of the equity securities of Wipro Airport IT Services Limited
#	51% of equity securities of Wipro Doha LLC are held by a local share holder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’ and ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa.

(A)	Step Subsidiary details of Wipro Information Technogoty Austria GmbH, Wipro Portugal S.A, Wipro Europe Limited, Wipro Promax Holdings Pty Ltd and Wipro Technologies Canada limited are as follows:

Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Information Technogoty Austria GmbH		Austria
	Wipro Technologies Austria GmbH	Austria
	New Logic Technologies SARL	France

Wipro Europe Limited (formerly SAIC Europe Limited)		U.K.

	Wipro UK Limited	U.K.

Subsidiaries	Subsidiaries	Country of Incorporation
	Wipro Europe SARL	France

Wipro Portugal S.A.		Portugal
	SAS Wipro France	France
	Wipro Retail UK Limited	U.K.
	Wipro do Brasil Technologia Ltda	Brazil
	Wipro Technologies Gmbh	Germany
	Wipro Do Brasil Sistemetas De Informatica Ltd	Brazil

Wipro Promax Holdings Pty Ltd		Australia
	Wipro Promax IP Pty Ltd (formerly PAG IP Pty Ltd)	Australia

Wipro Technologies Canada Limited		Canada
	Wipro Solutions Canada Limited	Canada

26. Bank balances

Details of balances with banks as of June 30, 2015 are as follows:

Bank Name	In Current Account	In Deposit Account	Total
Axis Bank	—	26,602	26,602
ICICI Bank Ltd	29	24,254	24,283
Bank of Baroda	—	17,640	17,640
Canara Bank	—	14,890	14,890
Corporation Bank	—	9,500	9,500
Citi Bank	6,105	771	6,876
HSBC	4,775	1,805	6,580
Yes Bank	—	4,500	4,500
Vijaya Bank	—	4,300	4,300
Oriental Bank of Commerce	—	4,000	4,000
Wells Fargo Bank	3,834	—	3,834
IDBI Bank Ltd	55	3,050	3,105
Punjab National Bank	—	1,500	1,500
Saudi British Bank	100	611	711
Bank of Montreal	579	—	579
Deutsche Bank	543	—	543
HDFC Bank	281	114	395
Standard Chartered Bank	129	160	289
ING Vysya Ltd	8	250	258
Shinhan Bank	2	255	257
Ratnakar Bank	—	250	250
Indian Overseas Bank	2	144	146
Bank Of America	117	—	117
Abu Dhabi Commercial Bank	82	—	82
Standard Bank	74	—	74
BBVA Provincial	1	70	71
ANZ Bank	48	—	48
State Bank of India	42	—	42
Others including cash and cheques on hand	1,463	2	1,465

Total	18,269	114,668	132,937

27. Subsequent event

Subsequent to the period end, on July 9, 2015, the Company entered into a definitive agreement to acquire Designit A/S (“Designit”), a global strategic design firm specializing in designing transformative product-service experiences, for a total purchase consideration of approximately EURO 85 million, including a deferred earn-out component. The acquisition strengthens the Company’s move to evolve its Digital offerings. The acquisition is subject to completion of customary closing conditions.

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for B S R & Co. LLP	Azim H Premji	N Vaghul
Chartered Accountants	Chairman	Director
Firm’s Registration No: 101248W/W- 100022	& Managing Director

Vijay Mathur	Jatin Pravinchandra Dalal	T K Kurien	M Sanaulla Khan
Partner	Chief Financial Officer	Executive Director	Company Secretary
Membership No. 046476		& Chief Executive Officer

Mumbai	Bangalore
July 23, 2015	July 23, 2015